December 3, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Kevin Woody, Branch Chief

Jennifer Monick, Senior Staff Accountant

Division of Corporation Finance

RE:

Inland Western Retail Real Estate Trust, Inc. File No. 000-51199

Form 10-K for the fiscal year ended December 31, 2009 (filed February 26, 2010)

Form 10-Q for the quarterly period ended June 30, 2010 (filed August 11, 2010)

Dear Mr. Woody and Ms. Monick:

This letter is in response to your letter dated November 22, 2010 (the “November Letter”).  Capitalized terms used herein and not defined shall have the same meaning as defined in the November Letter and, if not defined therein, in our Annual Report on Form 10-K for the year ended December 31, 2009 or Form 10-Q for the quarterly period ended June 30, 2010.  For your convenience we have duplicated the text of each of your comments before our response.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.

We note your response to our prior comment one and your revised disclosures.  Within your response, you state that you “believe estimated fair values were not required to be determined for properties for which the undiscounted cash flows showed recovery of the carrying value.  As such, [you] did not determine such fair values because such additional procedures are not required by ASC 360.”  We further note your disclosure on page 71 of your filing, you state “furthermore, certain of the Company’s properties had fair value less than their carrying amounts.”  Please reconcile these two statements.  To the extent you have individual properties where the fair value is less than the carrying amount, please expand your disclosure to ensure that you disclose the percentages by which the undiscounted cash flows exceed the carrying amounts and a sensitivity analysis for the significant assumptions you have disclosed on page 46 of your filing.  Within your response, please provide us with the expanded disclosure you intend to provide in future filings.

The Company reviewed the disclosure on page 71 of our Form 10-K for the year ended December 31, 2009, and determined we should have used “may have” rather than “had” in our disclosure.  The Company intended to acknowledge the impact that the recent economic downturn possibly had on the fair values of the Company’s properties.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

We will modify our previous disclosure on page 71 of our Form 10-K for the year ended December 31, 2009 in future filings beginning with the filing of our Form 10-K for the fiscal year ending December 31, 2010 (to the extent that such conditions continue to exist) as follows:

“Impairment of consolidated investment properties is included in “Provision for impairment of investment properties” on the accompanying consolidated statements of operations and other comprehensive loss, except for $10,300, which is included in discontinued operations in 2009.  The Company can provide no assurance that material impairment charges with respect to the Company’s investment properties and investments in unconsolidated joint ventures will not occur in future periods.  The Company’s tests for impairment at December 31, 2009 were based on the most current information available to the Company.  If the conditions mentioned above deteriorate further or if the Company’s plans regarding the Company’s assets change, subsequent tests for impairment could result in additional impairment charges in the future.  In light of the downturn in the general economy and the resulting effect upon real estate market conditions, certain of the Company’s properties may have fair values less than their carrying amounts.  However, based on the Company’s plans with respect to those properties, the Company believes that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no additional impairments were taken.  Accordingly, the Company will continue to monitor circumstances and events in future periods to determine whether additional impairments are warranted.”

Regarding your request to expand the disclosure to provide individual property disclosure, we believe that specific identification of these properties along with their carrying amounts and the percentage by which undiscounted cash flows exceed carrying amounts are not appropriate given the negative competitive consequences.  We believe the additional disclosure regarding undiscounted cash flows and the percentage by which undiscounted cash flows exceed carrying amounts as outlined in our response letter dated November 3, 2010 appropriately addresses your request for additional disclosure and will provide investors with sufficient information.  We will also include this additional disclosure within the notes to the consolidated financial statements (Note 2: Impairment accounting policy in the 2009 Form 10-K) in future filings beginning with the filing of our Form 10-K for the fiscal year ending December 31, 2010.  In addition, we disclose current carrying amounts by property in Schedule III: Real Estate and Accumulated Depreciation of our annual Form 10-K.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

(15)

Litigation, page 26

2.	We note your response to our prior comment three and we have the following additional comments
•

You state that through September 30, 2009, you “continued to believe after consultation with counsel that the plaintiffs’ allegations were without merit and [you] intended to vigorously defend the lawsuit.”  Please tell us if you believed that a loss contingency was not at least reasonably possible at September 30, 2009.

•

Based on your response, we understand that you accrued $6 million as of December 31, 2009.  Please tell us how you have complied with paragraph 1 of ASC 450-20-50, or tell us how you determined it was not necessary to disclose certain information regarding this accrual in your Form 10-K for the year ended December 31, 2009.

•

Further, please tell us what consideration you gave to providing disclosures pursuant to paragraph 2 of ASC 450-20-50 in your Form 10-K for the year ended December 31, 2009, or tell us how you determined it was not at least reasonably possible that a change in your estimate of the probable liability at December 31, 3009 could occur.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

We initially disclosed the November 1, 2007 filing of the lawsuit in our Form 10-Q for the quarterly period ended September 30, 2007.  In that quarterly filing and in every subsequent quarterly and annual filing through our Form 10-Q for the quarterly period ended September 30, 2009, our disclosure stated that “we believe the plaintiffs’ allegations are without merit and that we intend to vigorously defend the lawsuit.”  During that time period, the court granted the defendants’ motions to dismiss five of the seven counts in their entirety and partially dismissed an additional count, as disclosed in our filings.  Based on the facts and circumstances of the lawsuit and the lack of negotiations relating to settlement at the time of filing of our Form 10-Q for the quarterly period ended September 30, 2009, we believed that a loss contingency was reasonably possible at September 30, 2009, but the amount of any related loss or range of loss was not reasonably estimable.

In our Form 10-K for the year ended December 31, 2009, we disclosed that the parties to the lawsuit had engaged in settlement negotiations through a nonbinding mediation.  This was a recent development in the status of the litigation matter since the filing of our Form 10-Q for the quarterly period ended September 30, 2009, as the mediation commenced in January 2010.

In regard to our compliance with paragraph 1 of ASC 450-20-50, we did not believe that disclosure of the nature of the accrual made or the amount accrued was material or necessary for the financial statements not to be misleading.

In regard to the consideration we gave to providing disclosures pursuant to paragraph 2 of ASC 450-20-50 in our Form 10-K for the year ended December 31, 2009, we considered the criteria in ASC 275-10-50-8.  Under that guidance, disclosure of an estimate is required if “both of the following criteria are met; (i) it is at least reasonably possible that the estimate of the effect on the financial statements will change in the near term due to one or more future confirming events and (ii) the effect of the change would be material to the financial statements.”  While we believed that it was reasonably possible that a change in our estimate of the probable liability at December 31, 2009 could occur in the near term, as a result of the status of the settlement negotiations which commenced with the mediation and continued through the date of our Form 10-K filing for the fiscal year ended December 31, 2009, we did not believe that the effect of the change would be material to our financial statements.  Accordingly, we decided not to provide any additional disclosure on this matter from what we had already disclosed in our filings.  Based on the final settlement of this matter on November 8, 2010, whereby we were obligated to pay $10 million, we continue to believe the change in the liability from what we had initially accrued in the amount of $6 million as of December 31, 2009 was not material.

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

In addition to supplying our response to you directly via facsimile, the above comments and response have been filed on EDGAR.  We believe our response to this letter fully addresses your concerns as articulated in your letter of November 22, 2010.  If I can be of any further assistance, please feel free to contact me directly at 630.645.7241.

Sincerely,

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes

Steven P. Grimes

Chief Executive Officer, President

Chief Financial Officer and Treasurer

Copies:

Dennis K. Holland, General Counsel

James W. Kleifges, Chief Accounting Officer

Robert G. Hertel, Jr. DLA Piper US LLP